NR07-19	August 1, 2007

ITH Discovers New Sediment Hosted High-Grade Gold Mineralization at Livengood Project, Alaska

Intercepts Include 8.8m of 9.95 g/t Gold and 8.5m of 9.64 g/t Gold

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or “the Company”) - (TSXV: ITH, OTCBB: ITHMF, Frankfurt: IW9) is pleased to announce significant new drill results from it ongoing resource definition drill program at the Livengood Project, Alaska.  Believed to be the first of its kind discovered in Alaska, the new results confirm the presence of high-grade, ‘sediment-hosted’, disseminated gold mineralization.  This new style of mineralization overlies the mineralized lower grade volcanic units which have been the main focus of the exploration in the central target area of the property (currently measuring 1500 metres long by 500 meters wide).  Geologically, the sediment-hosted mineralization displays strong similarities to world-class gold deposits in Nevada.

Drilling is currently underway to define the extent of this new zone of mineralization, which was first intercepted in Hole MK-07-15 and then subsequently in Hole MK-07-18, 85 meters to the east (Table I).  In addition to the high-grade sediment-hosted mineralization, Hole MK-07-18 intersected a 78.6 meter interval of 1.09g/t gold in the lower volcanic zone, significantly expanding this part of the Livengood deposit.

Table I
Key Livengood Drilling Intercepts
 (Intercepts calculated using 0.25g/t gold cutoff)

Hole No.	Hole Depth (metres)	From (metres)	To (metres)	Width (metres)	Grade (g/t Gold)	Target
MK-07-17	421.9	117.6	154.6	37.0	0.82	Main Volcanic hosted Zone
MK-07-18	301.1	13.8	20.4	6.6	1.22	Sediment hosted Zone
		67.5	68.0	0.5	5.33	Sediment hosted Zone
		77.3	86.1	8.8	9.95	Sediment hosted Zone
		93.7	102.2	8.5	9.64	Sediment hosted Zone
		121.3	199.9	78.6	1.09	Volcanic hosted Zone

Implications

The discovery of high-grade, sediment-hosted gold mineralization in Hole MK-07-18 is highly encouraging, as it opens a new chapter of exploration for the Livengood project.  While previous drilling in 2006 had encountered calcareous siltstones similar to those that host the high-grade mineralization in other parts of the property, until now these were not seen as significant potential targets.  The new intersections show that, in the correct structural setting, these siltstones can become a significant host for mineralization.

The newly discovered sediment-hosted mineralization occurs in the same flat-lying stratigraphic interval in both Holes MK-07-15 and MK-07-18.  This new mineralization type is characterized by decalcification, chaotic fracturing, strong oxidation and outboard silicification.  The highest grade parts of these new zones are associated with strong decalcification and commonly contain stibnite.  These features are some of the key defining characteristics observed in many of the world-class gold deposits of Nevada.

Table II summarizes all drill holes completed to date in the core target area (covering approximately 2 square kilometres).

Table II

Livengood Drill Hole Summary

(Combined ITH and AngloGold Ashanti (U.S.A.) Exploration Inc. Drill Data)

Hole MK-07-17 was targeted on expanding the southern extent of the mineralized volcanic unit below the upper thrust plate rocks in the Lillian target area.  The 37 meter intercept of 0.82 g/t gold in this hole continues to demonstrate the very considerable upside potential of this target.  Due to the orientation of the overlying thrust fault the stratigraphic interval which hosts the sediment-hosted mineralization has been truncated and was not intersected in MK-07-17.  This information indicates the volcanic hosted zone, which has been intersected in every hole drilled to date in the Lillian target area, will extend considerably to the south below the thrust.

The 2007 Livengood drill plan calls for approximately 8,000 meters of core drilling as an initial assessment of the central target zone.  This exploration program is the Company’s initial step in assessing the 2 by 3 kilometre gold in soil anomaly on its 44 square kilometre property package at Livengood.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius, MSc (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.  Mr. Pontius is the President and CEO of International Tower Hill Mines Ltd.

The work program at Livengood is designed and supervised by Dr. Russell Myers, Vice President of Exploration, Talon Gold (US) LLC (a wholly owned subsidiary of ITH responsible for carrying out the companies exploration programs), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core, which is then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a well financed resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to advanced gold and base metal discoveries.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential to outline additional sediment-hosted mineralization at Livengood, business and financing plans and business trends.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its US disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.